October 14, 2009
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	AEI
Amendment 2 to Registration Statement on Form F-1
Filed October 7, 2009
File No. 333-161420
Dear Mr. Owings:
     On behalf of AEI, a Cayman Islands exempted company (the “Company”), we are filing pursuant to the Securities Act of 1933, as amended, Amendment No. 3 to the Registration Statement on Form F-1 (the “Registration Statement”), filed by the Company on August 18, 2009, together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter to James A. Hughes of the Company, dated October 9, 2009.
     For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in your October 9, 2009 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the marked version of Amendment No. 3.
     We have provided each of you, Robert Babula, Andrew Mew, Lilyanna L. Peyser and Mara Ransom, a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 2 to the Registration Statement filed with the Commission on October 7, 2009. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

H. Christopher Owings
Securities and Exchange Commission
October 14, 2009

Principal and Selling Shareholders, page 177
1.	We note your revised disclosure in response to comment eight of our letter dated October 5, 2009. While you have disclosed (except in footnote 24) whether the broker-dealer of which a selling shareholder is an affiliate is an underwriter, you have not identified the selling shareholder as an underwriter. Therefore, please further revise your disclosure to disclose that either (i) a selling shareholder that is an affiliate of a broker-dealer purchased the securities to be resold in the ordinary course of business and, at the time of the purchase, had no agreements or understandings directly or indirectly with the person to distribute the securities or (ii) alternatively, the selling shareholder is an underwriter.

In response to the Staff’s comment, we have revised the disclosure on pages 178 and 179.
Exhibit 5.1
2.	Please note that the final version of the signed and dated opinion, as opposed to a “form of” the opinion, must be filed prior to effectiveness.

The Staff’s comment is duly noted.

3.	We note the statement that the opinion may not be relied on by any person other than the registrant, your legal advisers acting in relation to this transaction and your shareholders without the prior written approval of counsel. Please obtain a revised opinion that deletes this sentence, as it includes inappropriate limitations.

In response to the Staff’s comment, we have filed a revised form of opinion.

4.	We note counsel’s assumption that the signatures on the documents it has reviewed in connection with rendering its opinion “are those of a person or persons given power to execute documents under the Resolutions.” We view this statement as assuming corporate authority, which is a legal conclusion that should be opined upon by legal counsel. Please obtain a revised opinion that removes this assumption.

In response to the Staff’s comment, we have filed a revised form of opinion.

H. Christopher Owings
Securities and Exchange Commission
October 14, 2009

Exhibits 8.1 and 8.2
5.	Please note that an opinion of counsel must opine directly on all material tax consequences to a transaction. See Section 601(b)(8) of Regulation S-K. The current tax-related opinion in Exhibit 8.1 states that the tax disclosure in the registration statement is “accurate, complete and fair in all material respects.” Similarly, the current opinion in Exhibit 8.2 states that the tax disclosures in the registration statement “fairly present the material United States federal income tax consequences of the purchase, ownership and disposition of the Common Stock.” Please obtain revised opinions that state that the disclosures are the respective opinions of counsel. Alternatively, tell us why the tax consequences to this transaction are not material.

In response to the Staff’s comment, we have filed revised forms of opinion.
Exhibit 8.2
6.	Please note that the final version of the signed and dated opinion, as opposed to a “form of” the opinion, must be filed prior to effectiveness.

The Staff’s comment is duly noted.

7.	We note the statement that the opinion may not be relied on by any person other than the registrant without the prior written approval of counsel. Please obtain a revised opinion that deletes this sentence, as it includes inappropriate limitations.

In response to the Staff’s comment, we have filed a revised form of opinion.

8.	We note the opinions that the registrant “should not be treated” as a PFIC for the most recently completed taxable year, or for current or future taxable years. Please explain why counsel is not able to give a firm opinion regarding this issue and describe the degree of uncertainty in the opinion.

We respectfully advise the Staff that, due to the nature of the PFIC rules, we are not in a position to give an unqualified opinion that the Company will not be treated as a PFIC in 2008, 2009 or future periods. First, the PFIC rules are fact-intensive: they depend, to a significant extent, on the particular facts relating to the Company’s and its subsidiaries’

H. Christopher Owings
Securities and Exchange Commission
October 14, 2009

assets and income in 2008 and 2009 (which is not yet completed) as well as the Company’s expectations regarding its income and assets in future periods. Second, there is a paucity of direct legal authority regarding how the PFIC statute applies to AEI and other companies. The PFIC statute was enacted in largely its current form over 20 years ago, and commentators since then have pointed out several times that parts of the statute are drafted somewhat unclearly. See, e.g., New York State Bar Association Tax Section, Report #994, Report on Proposal for Guidance with Respect to Passive Foreign Investment Companies (May 22, 2001). Although many tax practitioners have reached an informal consensus among themselves as to how several of the key aspects of the statutory definition of a PFIC should be construed, the Treasury Department has issued no regulations that apply the statutory definition to any type of companies, other than proposed regulations that (if finalized) would apply to banks, securities brokers and dealers and similar financial institutions; and the IRS has issued very little other administrative guidance relating to PFICs, nor have courts provided a body of caselaw.

In light of these considerations, Clifford Chance is only able to opine that the Company “should not be treated” as a PFIC. It should be noted that Clifford Chance is not aware of legal authority on point that is contradictory to this conclusion. In addition, although we recognize it is not binding in the present transaction, we also note that in a number of recent public offerings of shares by non-US companies, counsel have provided opinions at a similar level (“should not be treated”) to that of Clifford Chance in the present transaction. See, e.g., Danaos Corporation, Form F-1 filed with the SEC on September 19, 2006; Seaspan Corporation, Form F-1 filed with the SEC on July 21, 2005; Teekay Tankers Ltd., Form F-1 filed with the SEC on December 3, 2007; Capital Product Partners, Form F-1 filed with the SEC on March 19, 2007. In addition, we are aware of precedent where counsel has provided an opinion at a lower level than “should” (“more likely than not”). See Double Hull Tankers, Inc., Form F-1 filed with the SEC on September 21, 2005.
* * * * *

H. Christopher Owings
Securities and Exchange Commission
October 14, 2009

     We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding Amendment No. 3 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8276 or Jonathan Zonis at 212-878-3250.
Very truly yours,
/s/ G. David Brinton
G. David Brinton
cc: James A. Hughes